UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

December 27, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Christine Allen
	Senior Assistant Chief Accountant	Staff Accountant
	Division of Corporation Finance	Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Re: University General Health System, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 14, 2012 File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated November 28, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the responses to our November 16, 2012 response to the Commission’s November 2, 2012 comment letter covering the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission.

The Company’s response to Items 2 through 4 of the Comment Letter is set forth below opposite to each bullet point corresponding to such bullet point in Items 2 through 4 of the Comment Letter.

Securities and Exchange Commission

December 27, 2012

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements

Note 10 – Equity

Preferred Stock, page 26

2.	We acknowledge your November 5, 2012 response to the first and second primary bullet points of comment 7. Please address the following comments:

•

Please tell us how you allocated the proceeds of your May 2, 2012 Series C preferred stock private placement to the Series C preferred stock, the bifurcated embedded conversion feature, the Series C warrants and the placement agent warrants. In your response, please tell us the fair value of each component on the issuance date and how you allocated the proceeds on that date. Reference for us the authoritative literature you relied upon to support your accounting.

•

Please tell us why the 1,605,818 warrants issued to the placement agent appear, based on disclosure on page 26 of your September 30, 2012 Form 10-Q, to be valued at issuance at $341,440 or $0.213 per warrant when the 19,090,909 Series C warrants appear to be valued at $2,974,238 or only $0.156 per warrant.

•

Please provide us proposed revised disclosure to be included in future filings that clearly indicates that the “Preferred C Shares” derivative liability you record is the embedded conversion feature that is bifurcated and your basis for doing so.

Response: On May 2, 2012, the Company issued Series C Preferred Stock and Warrants to investors. Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. On May 2, 2012, the Company valued the embedded conversion option, investor warrants and placement warrants utilizing a binomial option pricing model. The Company accounted for the fair value at issuance date as follows:

Conversion Feature	$2,542,423
Warrants	2,527,683
Placement Warrants	88,469

Total Fair Market Value	5,158,575

At issuance, the Company recorded the $5,158,575 derivative liability by allocating $3,808,000 as a deemed dividend and accounted for as a component of net loss attributable to common stockholders on the Company’s Consolidated Statement of Operations. In addition, the Company recorded the fair value of the placement warrants ($88,469) as a stock issuance cost, a contra-equity account. The remaining $1,262,106 was recorded as a debit to derivative expense in the statement of operations. The Company believes it accounted for these features in accordance with the Derivatives Implementation Group Issue No. B6.

At each balance sheet date, the Company, in accordance with ASC 815-40-15, will mark the derivative liability to market and will record through the statement of operations as a change in fair market value of the derivative liabilities.

•	The Company believes its analysis of the 1,605,828 Warrants is incorrect. On May 2, 2012, the Company initially recorded the value of the 605,818 placement agent warrants at $0.146/share.

Securities and Exchange Commission

December 27, 2012

On September 29, 2012, the Company issued additional warrants to a strategic partner. The warrants contained similar features that were assessed and accounted for as a derivative liability. These warrants were issued at a fair market value of $0.253/share.

On September 30, 2012, all derivative liabilities were marked to market and the derivative liability increased due to an increased valuation due to an increase in the trading price of the Company’s common stock (one of the key drivers of management’s mark to market assumptions).

•	The Company intends to use the following statement in future disclosure to describe the derivative liability:

“Because the instrument contained anti-dilution provisions that allow for a reduction on the conversion price and exercise price in the event of a future financing at an exercise price lower than the conversion price of the Preferred Stock and Warrants, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

3.	We acknowledge your November 5, 2012 response to the third primary bullet point of comment 7. Please explain to us how you applied the guidance from SAB 5:Q. In your response, please tell us the amount, if any, of the proceeds allocated to the Series C preferred stock and clarify how you recorded the effect of the increasing dividend rate at June 30, 2012 and September 30, 2012. Also, please clarify how you accrete the carrying value of this preferred stock to it redemption value.

Response: As disclosed and further discussed in Response #2 above, the Company recorded the debit side of the derivative transaction to “deemed dividend”. Thus, the Preferred Stock was recorded at fair market value in accordance with SAB 5:Q. The presentation is less the discount attributable to the issue discount as computed due to the increasing rate dividend.

The Company is accreting the discount over the period preceding the final perpetual dividend, by charging imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by the corresponding amount. The Discount at issuance was computed as the present value of the difference between the dividends that will be payable and the final perpetual dividend amount in the future, discounted at a market rate for dividend yield on preferred stocks that are comparable.

The following is a summary:

Initial recognition of preferred stock at issuance	$3,808,000
Discount associated with increasing rate dividend	(456,960)

Initial carrying value of preferred stock	3,351,040
Deemed dividend at June 30, 2012	37,034

Carrying value at June 30, 2012	3,388,074
Additional preferred stock issued	392,000
Discount associated with increasing rate dividend on additional issuance	(42,000)
Deemed dividend at September 30, 2012	59,559

Carrying value at September 30, 2012	$3,797,633

Securities and Exchange Commission

December 27, 2012

4.	We acknowledge your November 5, 2012 responses to the sixth and seventh primary bullet points of comment 7 that the warrants issued to your placement agent are the same as those issued on May 2, 2012 to investors. Please provide us with proposed disclosure to be included in future filings that clarifies why your Series C warrants and the placement agent warrants are recorded as derivatives. In this regard, please clarify that the down-round protections you disclose cause the warrants to not be indexed solely to your stock and therefore are precluded from equity classification.

Response: The Company intends to include the following language in disclosures:

“Because the Series C warrants and placement warrants contain anti-dilution provisions that allow for a reduction on the exercise price in the event of a future financing at an exercise price lower than the exercise price of the instruments, the Company accounted for these features as derivative liabilities. The Company concluded that since these provisions are not indexed to the Company’s own stock, the provisions are precluded from equity classification.”

In providing the foregoing responses, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin
Chief Financial Officer

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.
General Counsel